CUSIP NO.  45031T 10 4                        Page 1 of 25 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)1

                               ITC DeltaCom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45031T 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe VIII, L.P.,                    Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                & Maynard
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan Rather               New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700
---------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                July 2, 2003
----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].





--------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  45031T 10 4                                     Page 2 of 25 Pages




1)    Name of Reporting Person            Welsh, Carson, Ander-
      I.R.S. Identification               son & Stowe VIII, L.P.
      No. of Above Person
      (Entities Only)
-----------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
-----------------------------------------------------------------------------
3)    SEC Use Only
-----------------------------------------------------------------------------
4)    Source of Funds                            Not Applicable
-----------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                       Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
-----------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                            Delaware
-----------------------------------------------------------------------------
Number of                           7)   Sole Voting        -0-
Shares Beneficially                      Power
Owned by Each
Reporting Person
With
                                ---------------------------------------------
                                    8)   Shared Voting   22,107,085 shares of
                                         Power           Common Stock
                                ---------------------------------------------
                                    9)   Sole Disposi-     -0-
                                         tive Power
                                ---------------------------------------------
                                   10)   Shared Dis-     22,107,085 shares of
                                          positive Power Common Stock
                                ---------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock
-----------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
-----------------------------------------------------------------------------
13)   Percent of Class
      Represented by                               49.4%
      Amount in Row (11)
-----------------------------------------------------------------------------
14)   Type of Reporting
      Person                                         PN

CUSIP NO.  45031T 10 4                                  Page 3 of 25 Pages

1)    Name of Reporting Person            WCAS VIII Associates, L.L.C.
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
----------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
----------------------------------------------------------------------------
3)    SEC Use Only
----------------------------------------------------------------------------
4)    Source of Funds                           Not Applicable
----------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                      Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
----------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                            Delaware
----------------------------------------------------------------------------
Number of                           7)   Sole Voting        -0-
Shares Beneficially                         Power
Owned by Each
Reporting Person
With
                                    ----------------------------------------
                                    8)   Shared Voting   22,107,085 shares
                                          Power          of Common Stock
                                    ----------------------------------------
                                    9)   Sole Disposi-     -0-
                                          tive Power
                                    ----------------------------------------
                                    10)  Shared Dis-     22,107,085 shares
                                          positive Power of Common Stock
                                   -----------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock
----------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
----------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)
----------------------------------------------------------------------------
14)   Type of Reporting
      Person                                            CO

CUSIP NO.  45031T 10 4                                 Page 4 of 25 Pages

1)    Name of Reporting Person            Patrick J. Welsh
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
----------------------------------------------------------------------------
2)    Check the Appropriate Box                 (a) [X]
      if a Member of a Group                    (b) [ ]
----------------------------------------------------------------------------
3)    SEC Use Only
----------------------------------------------------------------------------
4)    Source of Funds                           Not Applicable
----------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                      Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
----------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                           United States
----------------------------------------------------------------------------
Number of                           7)   Sole Voting        -0-
Shares Beneficially                      Power
Owned by Each
Reporting Person
With
                                --------------------------------------------
                                    8)   Shared Voting     22,107,085 shares
                                          Power            of Common Stock
                                --------------------------------------------
                                    9)   Sole Disposi-
                                          tive Power        -0-
                                --------------------------------------------
                                   10)   Shared Dis-       22,107,085 shares
                                          positive Power   of Common Stock
                                --------------------------------------------
11)  Aggregate Amount Beneficially                     22,107,085 shares of
     Owned by Each Reporting Person                    Common Stock
----------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
----------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)
----------------------------------------------------------------------------
14)   Type of Reporting
      Person                                            IN

CUSIP NO.  45031T 10 4                                Page 5 of 25 Pages

1)    Name of Reporting Person            Russell L. Carson
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
----------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
----------------------------------------------------------------------------
3)    SEC Use Only
----------------------------------------------------------------------------
4)    Source of Funds                           Not Applicable
----------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                      Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
----------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                         United States
----------------------------------------------------------------------------
Number of                           7)   Sole Voting         -0-
Shares Beneficially                       Power
Owned by Each
Reporting Person
With
                                 -------------------------------------------
                                    8)   Shared Voting     22,107,085 shares
                                          Power            of Common Stock
                                 -------------------------------------------
                                    9)   Sole Disposi-       -0-
                                          tive Power
                                 -------------------------------------------
                                   10)   Shared Dis-       22,107,085 shares
                                          positive Power   of Common Stock
                                 -------------------------------------------
11)   Aggregate Amount Beneficially                      22,107,085 shares of
      Owned by Each Reporting Person                     Common Stock
----------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
----------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)
------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                             IN

CUSIP NO.  45031T 10 4                        Page 6 of 25 Pages

1)    Name of Reporting Person            Bruce K. Anderson
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
----------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
----------------------------------------------------------------------------
3)    SEC Use Only
----------------------------------------------------------------------------
4)    Source of Funds                           Not Applicable
----------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                      Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
----------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                         United States
----------------------------------------------------------------------------
Number of                           7)   Sole Voting          -0-
Shares Beneficially                       Power
Owned by Each
Reporting Person
With
                                  --------------------------------------------
                                    8)   Shared Voting     22,107,085 shares
                                          Power            of Common Stock
                                  --------------------------------------------
                                    9)   Sole Disposi-        -0-
                                          tive Power
                                  --------------------------------------------
                                   10)   Shared Dis-       22,107,085 shares
                                          positive Power   of Common Stock
                                  --------------------------------------------
11)   Aggregate Amount Beneficially                     22,107,085 shares of
      Owned by Each Reporting Person                    Common Stock
------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
----------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)
----------------------------------------------------------------------------
14)   Type of Reporting
      Person                                              IN

CUSIP NO.  45031T 10 4                        Page 7 of 25 Pages

1)    Name of Reporting Person            Thomas E. McInerney
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
----------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
----------------------------------------------------------------------------
3)    SEC Use Only
----------------------------------------------------------------------------
4)    Source of Funds                            Not Applicable
----------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                       Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
----------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                            United States
----------------------------------------------------------------------------
Number of                           7)   Sole Voting            -0-
Shares Beneficially                       Power
Owned by Each
Reporting Person
With
                                 --------------------------------------------
                                    8)   Shared Voting        22,107,085 shares
                                          Power               of Common Stock
                                 ---------------------------------------------
                                    9)   Sole Disposi-
                                          tive Power            -0-
                                 ---------------------------------------------
                                   10)  Shared Dis-           22,107,085 shares
                                         positive Power       of Common Stock
                                 ---------------------------------------------
11)   Aggregate Amount Beneficially                        22,107,085 shares of
      Owned by Each Reporting Person                       Common Stock
------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)
------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                            IN

CUSIP NO.  45031T 10 4                        Page 8 of 25 Pages

1)    Name of Reporting Person            Robert A. Minicucci
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
------------------------------------------------------------------------------
3)    SEC Use Only
------------------------------------------------------------------------------
4)    Source of Funds                           Not Applicable
------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                      Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                          United States
------------------------------------------------------------------------------
Number of                           7)   Sole Voting          -0-
Shares Beneficially                       Power
Owned by Each
Reporting Person
With
                                   -------------------------------------------
                                    8)   Shared Voting     22,107,085 shares
                                          Power            of Common Stock
                                   -------------------------------------------
                                    9)   Sole Disposi-
                                          tive Power          -0-
                                   -------------------------------------------
                                   10)   Shared Dis-       22,107,085 shares
                                          positive Power   of Common Stock
                                   -------------------------------------------
11)   Aggregate Amount Beneficially                     22,107,085 shares of
      Owned by Each Reporting Person                    Common Stock
------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)
------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                             IN

CUSIP NO.  45031T 10 4                        Page 9 of 25 Pages

1)    Name of Reporting Person             Anthony J. deNicola
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
----------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
----------------------------------------------------------------------------
3)    SEC Use Only
----------------------------------------------------------------------------
4)    Source of Funds                           Not Applicable
----------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                      Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
----------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                          United States
----------------------------------------------------------------------------
Number of                           7)   Sole Voting            -0-
Shares Beneficially                       Power
Owned by Each
Reporting Person
With
                                 --------------------------------------------
                                    8)   Shared Voting     22,107,085 shares
                                          Power            of Common Stock
                                 ---------------------------------------------
                                    9)   Sole Disposi-
                                          tive Power             -0-
                                 ---------------------------------------------
                                   10)   Shared Dis-       22,107,085 shares
                                          postive Power    of Common Stock
------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock
------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)
------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                          IN

CUSIP NO.  45031T 10 4                        Page 10 of 25 Pages

1)    Name of Reporting Person             Paul B. Queally
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
----------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
----------------------------------------------------------------------------
3)    SEC Use Only
----------------------------------------------------------------------------
4)    Source of Funds                           Not Applicable
----------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                      Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
----------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                          United States
----------------------------------------------------------------------------
Number of                           7)   Sole Voting          -0-
Shares Beneficially                       Power
Owned by Each
Reporting Person
With
                                --------------------------------------------
                                    8)   Shared Voting     22,107,085 shares
                                          Power            of Common Stock
                                --------------------------------------------
                                    9)   Sole Disposi-
                                          tive Power          -0-
                                --------------------------------------------
                                   10)   Shared Dis-       22,107,085 shares
                                          positive Power   of Common Stock
                                --------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares
      Owned by Each Reporting Person                   of Common Stock
-----------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
-----------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)
-----------------------------------------------------------------------------
14)   Type of Reporting
      Person                                            IN

CUSIP NO.  45031T 10 4                        Page 11 of 25 Pages

1)    Name of Reporting Person             Jonathan M. Rather
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
----------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
----------------------------------------------------------------------------
3)    SEC Use Only
----------------------------------------------------------------------------
4)    Source of Funds                           Not Applicable
----------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                      Not Applicable
      Required Pursuant to
      Items 2(d)or 2(e)
----------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                          United States
----------------------------------------------------------------------------
Number of                           7)   Sole Voting            -0-
Shares Beneficially                       Power
Owned by Each
Reporting Person
With
                                 -------------------------------------------
                                    8)   Shared Voting     22,107,085 shares
                                          Power            of Common Stock
                                 -------------------------------------------
                                    9)   Sole Disposi-          -0-
                                          tive Power
                                 -------------------------------------------
                                   10)   Shared Dis-       22,107,085 shares
                                          positive Power   of Common Stock
----------------------------------------------------------------------------
11)   Aggregate Amount Beneficially                      22,107,085 shares
      Owned by Each Reporting Person                     of Common Stock
----------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
----------------------------------------------------------------------------
13)   Percent of Class
      Represented by                                49.4 %
      Amount in Row (11)
----------------------------------------------------------------------------
14)   Type of Reporting
      Person                                              IN

CUSIP NO.  45031T 10 4                        Page 12 of 25 Pages

1)    Name of Reporting Person            D. Scott Mackesy
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
----------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
----------------------------------------------------------------------------
3)    SEC Use Only
----------------------------------------------------------------------------
4)    Source of Funds                           Not Applicable
----------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                      Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
----------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                           United States
----------------------------------------------------------------------------
Number of                           7)   Sole Voting          -0-
Shares Beneficially                       Power
Owned by Each
Reporting Person
With
                                 -------------------------------------------
                                    8)   Shared Voting     22,107,085 shares
                                          Power            of Common Stock
                                 -------------------------------------------
                                    9)   Sole Disposi-          -0-
                                          tive Power
                                 -------------------------------------------
                                   10)   Shared Dis-       22,107,085 shares
                                          positive Power   of Common Stock
                                 -------------------------------------------
11)   Aggregate Amount Beneficially                      22,107,085 shares of
      Owned by Each Reporting Person                     Common Stock
----------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
----------------------------------------------------------------------------
13)   Percent of Class
      Represented by                             49.4 %
      Amount in Row (11)
----------------------------------------------------------------------------
14)   Type of Reporting
      Person                                               IN

CUSIP NO.  45031T 10 4                        Page 13 of 25 Pages

1)    Name of Reporting Person            John D. Clark
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
----------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
----------------------------------------------------------------------------
3)    SEC Use Only
----------------------------------------------------------------------------
4)    Source of Funds                           Not Applicable
----------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                      Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
----------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                           United States
----------------------------------------------------------------------------
Number of                           7)   Sole Voting            -0-
Shares Beneficially                       Power
Owned by Each
Reporting Person
With
                                 -------------------------------------------
                                    8)   Shared Voting     22,107,085 shares
                                          Power            of Common Stock
                                 -------------------------------------------
                                    9)   Sole Disposi-          -0-
                                          tive Power
                                 -------------------------------------------
                                   10)   Shared Dis-       22,107,085 shares
                                          positive Power   of Common Stock
----------------------------------------------------------------------------
11)   Aggregate Amount Beneficially                     22,107,085 shares of
      Owned by Each Reporting Person                    Common Stock
----------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
----------------------------------------------------------------------------
13)   Percent of Class
      Represented by                              49.4 %
      Amount in Row (11)
----------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 IN

CUSIP NO.  45031T 10 4                        Page 14 of 25 Pages

1)    Name of Reporting Person            James R. Matthews
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
----------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
----------------------------------------------------------------------------
3)    SEC Use Only
----------------------------------------------------------------------------
4)    Source of Funds                           Not Applicable
----------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                      Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
----------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                           United States
----------------------------------------------------------------------------
Number of                           7)   Sole Voting            -0-
Shares Beneficially                       Power
Owned by Each
Reporting Person
With
                                 -------------------------------------------
                                    8)   Shared Voting     22,107,085 shares
                                          Power            of Common Stock
                                 -------------------------------------------
                                    9)   Sole Disposi-          -0-
                                          tive Power
                                 -------------------------------------------
                                   10)   Shared Dis-       22,107,085 shares
                                          positive Power   of Common Stock
                                 -------------------------------------------
11)   Aggregate Amount Beneficially                      22,107,085 shares of
      Owned by Each Reporting Person                     Common Stock
----------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
----------------------------------------------------------------------------
13)   Percent of Class
      Represented by                          49.4 %
      Amount in Row (11)
----------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 IN

CUSIP NO.  45031T 10 4                        Page 15 of 25 Pages

1)    Name of Reporting Person             Sanjay Swani
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
----------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
----------------------------------------------------------------------------
3)    SEC Use Only
----------------------------------------------------------------------------
4)    Source of Funds                            Not Applicable
----------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                       Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
----------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                           United States
----------------------------------------------------------------------------
Number of                           7)   Sole Voting            -0-
Shares Beneficially                       Power
Owned by Each
Reporting Person
With
                                 -------------------------------------------
                                    8)   Shared Voting     22,107,085 shares
                                          Power            of Common Stock
                                 -------------------------------------------
                                    9)   Sole Disposi-          -0-
                                          tive Power
                                 -------------------------------------------
                                   10)   Shared Dis-       22,107,085 shares
                                          positive Power   of Common Stock
                                 -------------------------------------------
11)   Aggregate Amount Beneficially                      22,107,085 shares of
      Owned by Each Reporting Person                     Common Stock
----------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
----------------------------------------------------------------------------
13)   Percent of Class
      Represented by                             49.4 %
      Amount in Row (11)
----------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 IN

CUSIP NO.  45031T 10 4                        Page 16 of 25 Pages



                         Amendment No. 4 to Schedule 13D
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on November 1, 2002, Amendment No. 1 thereto filed on November 8, 2002, Amendment No. 2 thereto filed on December 18, 2002 and Amendment No. 3 thereto filed on December 26, 2002 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          Item 6 is hereby amended by adding the following at the end thereof:

          On July 2, 2003, WCAS VIII, WCAS CP III, WCAS Information Partners, L.P., Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Andrew M. Paul, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, Lawrence B. Sorrel, D. Scott Mackesy, Sanjay Swani, Sean Traynor, John Almeida, Eric J. Lee, Jonathan M. Rather, Laura Van Buren, James R. Matthews, the Estate of Rudolph E. Rupert, IRA f/b/o James R. Matthews and IRA f/b/o Jonathan M. Rather (collectively, the "Investors") entered into an Agreement and Plan of Merger (the "Merger Agreement") with BTI Telecom Corp. ("BTI"), the Issuer and 8DBC1 Corp., a wholly-owned, direct subsidiary of the Issuer ("Merger Sub"). In connection with the closing of the Merger (as defined below) and certain related transactions, the Investors will acquire additional securities of the Issuer, as more fully described below.

         - Material Terms of the Merger Agreement

         The Merger Agreement is filed as Exhibit 2.1 to the Issuer's Form 8-K/A filed on July 3, 2003 and is incorporated herein by reference, and any description thereof is qualified in its entirety by reference thereto.

         Pursuant to the terms and conditions set forth in the Merger
Agreement, Merger Sub will merge (the "Merger") with and into BTI (with BTI continuing as the surviving corporation). As a result of the Merger, the shares of preferred stock and common stock of BTI owned by the Investors and other BTI shareholders will be converted into the right to receive in the aggregate 50,000 shares of Common Stock. Pursuant to a formula set forth in the Merger Agreement, the Investors will receive 35,643 shares of Common Stock plus additional shares of Common Stock in respect of the accrual of preferred dividends between the date of the Merger Agreement and the closing (the "Closing") of the transactions contemplated by the Merger Agreement. In addition, at the Closing, the Investors will surrender to BTI all promissory notes of BTI representing indebtedness of BTI owing to the Investors (other than the Post-July 31 Notes and Expenses Notes, each as defined below) and release all liens securing such indebtedness, and the Issuer shall, in full satisfaction of such indebtedness, deliver to the Investors an aggregate of 6,950,000 shares of Common Stock and warrants (the "Warrants") exercisable for 3,000,000 shares of Common Stock. The Warrants will be exercisable at any time during a term of seven years from Closing at an exercise price of $8.50 per share, subject to customary anti-dilution adjustments.

CUSIP NO.  45031T 10 4                        Page 17 of 25 Pages


          Immediately prior to the Merger, the Investors will purchase an aggregate of 350,000 shares of the Issuer's 8% Series B Convertible Redeemable Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock") in exchange for (x) the surrender of any promissory notes evidencing investments in BTI and its subsidiaries made by the Investors after July 31, 2003 and prior to Closing (such notes, the "Post-July 31 Notes") and promissory notes evidencing investments in BTI and its subsidiaries made by the Investors for purposes of paying certain expenses prior to the effective time of the Merger (such notes, the "Expenses Notes") and (y) an amount in cash equal to $35,000,000 less (i) the aggregate principal amount (subject to a maximum of $5,000,000) of any Post-July 31 Notes and (ii) the aggregate principal amount of any Expenses Notes.

          The consummation of the Closing is subject to certain conditions, including: (i) the absence of any legal impediment, (ii) the receipt of BTI shareholder approval, (iii) the receipt of certain regulatory and other approvals, (iv) no more than 35 persons entitled to receive merger consideration are not "accredited investors", (v) the credit agreements of the Issuer and BTI having been amended, (vi) BTI not having indebtedness in excess of $112,500,000 and (vii) BTI having working capital equal to at least negative $6,000,000 (subject to adjustment).

          The Merger Agreement contains customary termination rights, including a right of each party thereto to terminate the Merger Agreement if (i) mutually agreed between the parties, (ii) the Closing has not occurred by November 30, 2003, (iii) the Merger has not been approved by BTI shareholders, (iii) there is a law or regulation or final nonappealable judgment prohibiting the Merger, (iv) a material breach of any representation, warranty, covenant or agreement by the other party has occurred and such breach is not reasonably capable of being cured prior to November 30, 2003. In addition, BTI has a right to terminate the Merger Agreement if BTI receives a third party unsolicited superior proposal and enters into a definitive agreement concerning such superior proposal (in which case BTI is required to pay the Issuer a termination fee of $5 million and reimburse Issuer for its transaction fees and expenses) and the Issuer has a right to terminate the Merger Agreement if the BTI board of directors withdraws its recommendation of the Merger. If the Merger Agreement is terminated for certain other reasons and if prior to such termination a competing transaction is announced and if within 12 months of such termination BTI enters into or consummates the competing transaction, then BTI would pay a termination fee to the Issuer of $5 million and reimburse the Issuer for its transaction fees and expenses.

         The Investors have agreed in the Merger Agreement to vote their shares of BTI (i) to ensure the approval of the Merger, (ii) against any action or agreement that would result in a breach of any covenant or representation or any other

CUSIP NO.  45031T 10 4                        Page 18 of 25 Pages


obligation of the Investors or the Issuer under the Merger Agreement and
(iii) against certain other competing transactions and any other action which, is intended, or could reasonably be expected, to interfere with, postpone or materially adversely affect the Merger or the other transactions contemplated by the related transaction documents. The Investors have granted a proxy in favor of certain officers of the Issuer to vote their shares of BTI as provided in the immediately preceding sentence. The agreement to vote and proxy terminate if the Merger Agreement is terminated in accordance with its terms. The approval by the Investors of the Merger constitutes the only action required by the shareholders of BTI to approve the Merger. In addition, the Investors have agreed that until the earlier of the effective time of the Merger or the termination of the Merger Agreement, they will not (i) transfer or otherwise dispose of any or all of the Investors' shares of BTI or any interest therein, (ii) enter into a voting trust or agreement with respect to any shares of BTI or (iii) intentionally take any action that would make any representation or warranty of the Investors contained in the Merger Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling the Investors from performing their obligations under the Merger Agreement.

         The Merger Agreement contains customary representations and warranties of each of BTI, the Issuer and the Investors. These representations and warranties will survive the Closing for a period of fifteen months. The Merger Agreement provides that, subject to certain limitations, the Investors will indemnify the Issuer for breaches of representations, warranties or covenants by BTI or the Investors, and the Issuer will indemnify the Investors for breaches of representations, warranties or covenants by the Issuer. Any indemnification payment by the Investors may be made, at their election, in cash or by surrendering Common Stock (and, to the extent the Investors do not own a sufficient amount of Common Stock, Series B Preferred Stock). Any indemnification payment by the Issuer may be made, at its election, in cash, by issuing shares of Common Stock or by issuing shares of Series B Preferred Stock.

         The Merger Agreement provides that for a period of up to nineteen months following the Closing, the Investors will be obligated to purchase, from time to time, additional shares of Series B Preferred Stock, for a maximum aggregate purchase price of $10 million, which will be increased by the total by the total amount, not to exceed $5 million, of any Post-July 31 Notes. Each such purchase will occur at the request of the Issuer, and the Investors' obligation to consummate each such purchase will be subject to the requirement that the Issuer have unrestricted cash of less than $20 million at the end of the calendar month immediately preceding such purchase, as well as certain other conditions. The proceeds of any such purchases may be used by the Issuer only for certain permitted expenditures.

CUSIP NO.  45031T 10 4                        Page 19 of 25 Pages


         The Investors expect that the Closing will occur by October 2003.

         - Material Terms of the Series B Preferred Stock

         As described above, the Investors will purchase Series B Preferred Stock immediately prior to the Merger, and will purchase additional Series B Preferred Stock following the Merger in certain circumstances described above.

         At or prior to the Closing, the Issuer will file with the Secretary of State of Delaware a certificate of designation of the powers, preferences and relative participating, optional and other special rights of the Series B Preferred Stock and qualifications, limitations and restrictions thereof (the "Certificate of Designations"). The form of Certificate of Designations is filed as Exhibit 99.2 to the Issuer's Form 8-K/A filed on July 3, 2003 and is incorporated herein by reference, and any description thereof is qualified in its entirety by reference thereto.

         The Series B Preferred Stock will rank senior to Common Stock and on a parity with the Issuer's outstanding Series A preferred stock with respect to dividend rights and rights upon the liquidation, dissolution or winding-up of the Issuer. Each share of Series B Preferred Stock will have a liquidation preference of $100.00 (subject to customary anti-dilution adjustments). On liquidation, dissolution or winding up of the Issuer, each share of Series B Preferred Share is entitled to an amount equal to the greater of such liquidation preference (plus accrued accumulated dividends, if any) and the amount that would have been received with respect to the shares of Common Stock issuable upon conversion if the holder had converted such share into Common Stock immediately prior to the liquidation event.

         Each share of Series B Preferred Stock will accrue dividends in an amount equal to the greater of 8% per annum of the liquidation preference (plus accrued accumulated dividends, if any) and what would have accrued with respect to such share during the applicable dividend period if the holder had converted such share into Common Stock immediately prior to the record date of any dividend declared on the Common Stock in such dividend period. Dividends may be paid, in the Issuer's sole discretion, in cash, Series B Preferred Stock or a combination of cash and Series B Preferred Stock.

         Each share of Series B Preferred Stock is convertible at the option of the holder, at any time, into such number of shares of Common Stock obtained by dividing the liquidation preference (plus any accrued accumulated dividends) by the conversion price of $3.00 per share, subject to customary anti-dilution adjustments.

CUSIP NO.  45031T 10 4                        Page 20 of 25 Pages

         The Series B Preferred Stock may be redeemed, at the option of the Issuer, in whole or in part, after three years following the Closing at a redemption price equal to the liquidation preference (plus any accrued accumulated dividends). In addition, the Issuer is required to redeem the Series B Preferred Stock on October 29, 2012 at such redemption price. If a "fundamental change" occurs within three years following the Closing, the Issuer may, at its option, redeem the Series B Preferred Stock, in whole or part and at any time after such change, at a redemption price equal to 110% of the liquidation preference (plus any accrued accumulated dividends). A "fundamental change" is a transaction in which all or substantially all shares of Common Stock or assets of the Issuer are converted into or exchanged for securities, cash or other property.

         Except as otherwise required by law, holders of the Series B Preferred Stock will vote on an "as-converted" basis together with the holders of the Common Stock as one class. In addition, until less than 66 2/3% of the shares of Series B Preferred Stock issued remains outstanding, holders of such shares will vote as a separate class to elect two directors to the board of directors of the Issuer (the "Board"), and when less than 66 2/3% but more than 33 1/3% of the Series B Preferred Stock remains outstanding, such holders will vote as a separate class to elect one director to the Board. Until such time as 33 1/3% or less of the Series B Preferred Stock remains outstanding, the holders of the Series B Preferred Stock shall not be entitled to vote in the election of any directors to the Board, except as provided in the immediately preceding sentence. Moreover, so long as the Investors and their affiliates own at least 50% of the shares of Series B Preferred Stock then outstanding, prior to fifteen months following Closing, the Issuer will not enter into or consummate a "fundamental change" or a sale or other disposition of assets that produced at least two-thirds of the Issuer's annual revenues or earnings in at least two of the prior three fiscal years without the affirmative vote of holders of more than 50% of the outstanding shares of Series B Preferred Stock.

         - Material Terms of the Warrant Agreement

         The Warrants to be received by the Investors as described above will be issued pursuant to a warrant agreement (the "Warrant Agreement") to be entered into at or prior to the Closing by the Issuer and a warrant agent. The form of Warrant Agreement is filed as Exhibit 99.4 to the Issuer's Form 8-K/A filed on July 3, 2003 and is incorporated herein by reference, and any description thereof is qualified in its entirety by reference thereto. Each Warrant will be represented by a warrant certificate which entitles the holder thereof to purchase for cash one share of Common Stock at an exercise price of $8.50 per share. The exercise price and the number of shares of Common Stock issuable upon exercise of a Warrant will be subject to adjustment on substantially the same terms as adjustment to the conversion price of the Series B Preferred Stock. Each warrant

CUSIP NO.  45031T 10 4                        Page 21 of 25 Pages


will be exercisable at any time during a term of seven years from Closing. Each Warrant not exercised before such expiration date will become void and all rights of the holder in respect of such Warrant will cease as of such date.

         - Material Terms of the Governance Agreement

          At or prior to the Closing, the Investors, the Issuer and certain other stockholders of the Issuer will enter into a governance agreement (the "Governance Agreement"). The form of Governance Agreement is filed as Exhibit
99.1 to the Issuer's Form 8-K/A filed on July 3, 2003 and is incorporated herein by reference, and any description thereof is qualified in its entirety by reference thereto.

        The Governance Agreement provides that for fifteen months following the Closing, the Board will consist of 11 members: one member designated by each of WCAS VIII and WCAS CP III, members elected by the holders of the Series B Preferred Stock as described above, members elected by the holders of the Issuer's 8% Series A Convertible Redeemable Preferred Stock pursuant to the terms thereof, the chief executive officer of the Issuer, and the remaining members to be designated by the members of the Board immediately prior to the Closing. At least one director designated by the Investors shall serve on the Compensation Committee and other committees of the Board (other than the Audit Committee and the Committee of Independent Directors) and the remaining members on such committees will be independent directors. After the initial fifteen-month period, if the Investors own a majority of the outstanding voting securities, the Investors may increase the size of the Board (but the number of directors constituting the Board may not exceed fifteen prior to the third anniversary of the Closing). The Governance Agreement also provides that following the initial fifteen-month period, each of WCAS VIII and WCAS CP III will have the right to continue to designate one member to the Board and the Investors will support the election of three independent directors.

        The Governance Agreement also provides that, subject to certain exceptions, the Investors and certain other shareholders may transfer only up to 10% of their initial ownership position in the Issuer prior to the second anniversary of the Closing. The Investors may not (i) effect certain transfers of any voting securities of the Issuer to a competitor of the Issuer who would, after the transfer, own more than 10% of the outstanding voting power of the Issuer (measured on a fully-diluted basis) or (ii) transfer any voting securities to any transferee who would, after the transfer, own 20% or more of the outstanding voting power of the Issuer (measured on a fully-diluted basis) and would also own more of the outstanding voting power of the Issuer (measured on a fully-diluted basis) than any other person or group, unless such transferee agrees to be bound by the Governance Agreement. If the Investors transfer Common Stock to any

CUSIP NO.  45031T 10 4                        Page 22 of 25 Pages


transferee who would own 30% or more of the outstanding voting power of the Issuer (measured on a fully-diluted basis) and would also own more of the outstanding voting power of the Issuer (measured on a fully-diluted basis) than any other person or group, then the other stockholders of the Issuer will be offered the right to participate in such sale on a pro rata basis. Following the second anniversary of the closing, the Investors have agreed to use commercially reasonable efforts to effect any in-kind distributions of voting securities of the Issuer and transfers of voting securities of the Issuer in unregistered open market sales in a manner that minimizes the impact of such distribution or transfer on the market price of the voting securities.

        Under the Governance Agreement, for the first two years following the Closing, the Investors will not, subject to certain exceptions, purchase in the aggregate more than an additional 5% of the Common Stock of the Issuer (measured on a fully-diluted basis). Following such two year period, the Investors may purchase up to an additional 15% (on a cumulative basis, including any purchases during the initial two-year period) of the Common Stock of the Issuer (measured on a fully-diluted basis), subject to certain exceptions. In addition, the Investors will not propose or effect any purchase of voting securities of the Issuer that would result in a going-private transaction, or enter into any business combination with the Issuer, unless (i) the transaction is approved by the Committee of Independent Directors and (ii) for the first three years following the Closing, the transaction is approved by a majority of the disinterested stockholders of the Issuer.

        The Governance Agreement also provides that issuances of stock or sales of assets by the Issuer to the Investors or their affiliates shall require the approval of the Committee of Independent Directors, and any other transactions between the Issuer and the Investors or their affiliates shall require the approval of the Audit Committee, subject in each case to certain exceptions.

        Any amendment of the Merger Agreement, Governance Agreement and related transaction agreements by the Issuer will require the approval of the Committee of Independent Directors. Moreover, the Investors have agreed to not take any action to amend the bylaws during the initial fifteen-month period or take any action to amend the bylaws or Certificate of Incorporation to modify the rights of the parties under the Governance Agreement without the approval of the Committee of Independent Directors.

        Pursuant to the terms of the Governance Agreement, if any of the Investors or their affiliates is required to make a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") in connection with any transaction to which the Issuer is a party because any of the Investors or their affiliates is the "ultimate parent entity" of the Issuer for

CUSIP NO.  45031T 10 4                        Page 23 of 25 Pages


purposes of the HSR Act, then the Issuer will pay the reasonable fees and expenses of counsel to the Investors and their affiliates in preparing such filing, together with all related filing fees.

        The Governance Agreement also provides that the Investors and their affiliates shall not, for a period commencing on the date of the Closing and ending on the third anniversary of the date of the Closing, solicit or hire for employment any person who is an employee of BTI at any time between the date of the Merger Agreement and the Closing.

        The Governance Agreement will terminate at the earlier of such time as
(i) the Investors and their affiliates no longer own voting securities representing at least 20% of the outstanding voting power of the Issuer (measured on a fully-diluted basis), (ii) the occurrence of a change of control of the Issuer and (iii) the occurrence of a material breach by the Issuer of certain of its obligations to the Investors under the Governance Agreement (following expiration of a notice and cure period and subject to arbitration in the event of a disagreement as to whether a material breach has occurred).

         - Other Material Terms

        At or prior to the Closing, the Issuer's bylaws will be amended and restated (the "Amended and Restated Bylaws"). The form of Amended and Restated Bylaws is filed as Exhibit 99.7 to the Issuer's Form 8-K/A filed on July 3,
2003 and is incorporated herein by reference, and any description thereof is qualified in its entirety by reference thereto. Among other provisions, the Amended and Restated Bylaws provide that after the date that is fifteen months after the Closing and for so long as WCAS VIII, WCAS CP III and their respective affiliates beneficially own voting securities of the Issuer representing a majority of the outstanding voting power of the Issuer (measured on a primary basis), upon delivery to the Issuer by WCAS VIII or WCAS CP III of a written notice, the number of directors constituting the Board shall automatically be increased to the number specified in the notice (except that such number may not exceed fifteen prior to the third anniversary of the Closing). Any new directorships created as a result of such an increase may be filled only by a New Directors Committee of the Board, to be comprised solely of directors who are designees of WCAS VIII and WCAS CP III. So long as WCAS VIII, WCAS CP III and their respective affiliates beneficially own voting securities of the Issuer representing a majority of the outstanding voting power of the Issuer (measured on a primary basis), any vacancy on the Board resulting from death, resignation, disqualification, removal or other cause of a director who was nominated by WCAS VIII or WCAS CP III pursuant to the Governance Agreement may be filled only by the New Directors Committee.

CUSIP NO.  45031T 10 4                        Page 24 of 25 Pages


        Following the Closing, the Issuer will be required to call an annual meeting of its stockholders and to submit to the stockholders for their approval amendments to the Certificate of Incorporation to implement certain provisions in the Governance Agreement and the Issuer's bylaws, which will be amended and restated at or prior to the Closing. The form of amended and restated Certificate of Incorporation is filed as Exhibit 99.6 to the Issuer's Form 8-K/A filed on July 3, 2003 and is incorporated herein by reference, and any description thereof is qualified in its entirety by reference thereto.

        At or prior to the Closing, the Investors and the Issuer will also enter into a registration rights agreement (the "Registration Rights Agreement) containing customary demand, piggy-back and shelf registration rights. The form of Registration Rights Agreement is filed as Exhibit 99.5 to the Issuer's Form 8-K/A filed on July 3, 2003 and is incorporated herein by reference, and any description thereof is qualified in its entirety by reference thereto.

CUSIP NO.  45031T 10 4                        Page 25 of 25 Pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2003
                                      WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                      By:  WCAS VIII Associates, LLC, General
                                           Partner

                                      By: /s/ Jonathan M. Rather
                                      --------------------------------------
                                            Managing Member

                                      WCAS VIII ASSOCIATES, LLC

                                      By: /s/ Jonathan M. Rather
                                      --------------------------------------
                                            Managing Member

                                          /s/ Jonathan M. Rather
                                      --------------------------------------
                                            Attorney-in-Fact/Patrick J. Welsh

                                          /s/ Jonathan M. Rather
                                      --------------------------------------
                                            Attorney-in-Fact/Russell L. Carson

                                          /s/ Jonathan M. Rather
                                      --------------------------------------
                                            Attorney-in-Fact/Bruce K. Anderson

                                          /s/ Jonathan M. Rather
                                      --------------------------------------
                                            Attorney-in-Fact/Thomas E. McInerney

                                          /s/ Jonathan M. Rather
                                      --------------------------------------
                                            Attorney-in-Fact/Robert A. Minicucci

                                          /s/ Jonathan M. Rather
                                      --------------------------------------
                                            Attorney-in-Fact/Anthony J. deNicola

                                          /s/ Jonathan M. Rather
                                      --------------------------------------
                                            Attorney-in-Fact/Paul B. Queally

                                          /s/ Jonathan M. Rather
                                      --------------------------------------

                                          /s/ Jonathan M. Rather
                                      --------------------------------------
                                            Attorney-in-Fact/D. Scott Mackesy

                                          /s/ Jonathan M. Rather
                                      --------------------------------------
                                            Attorney-in-Fact/John D. Clark

                                          /s/ Jonathan M. Rather
                                      --------------------------------------
                                            Attorney-in-Fact/James R. Matthews

                                          /s/ Jonathan M. Rather
                                      --------------------------------------
                                            Attorney-in-Fact/Sanjay Swani